Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Fiscal Year
	26 Weeks Ended
	December 30,
(dollars in thousands)	2007	June 30, 2007	July 1, 2006 (1)	July 2, 2005	July 3, 2004 (2)	June 28, 2003
Earnings before income taxes	$859,734	$1,621,215	$1,394,946	$1,525,436	$1,475,144	$1,260,387
Add: Fixed charges	61,152	115,548	119,001	85,806	83,454	83,330
Subtract: Capitalized interest	2,662	3,955	2,853	4,316	7,495	5,244

Total	$918,224	$1,732,808	$1,511,094	$1,606,926	$1,551,103	$1,338,473

Fixed Charges:
Interest expense	$55,286	$105,002	$109,100	$75,000	$69,880	$72,234
Capitalized interest	2,662	3,955	2,853	4,316	7,495	5,244
Rent expense interest factor	3,204	6,591	7,048	6,490	6,079	5,852

Total	$61,152	$115,548	$119,001	$85,806	$83,454	$83,330

Ratio of earnings to fixed charges	15.0	15.0	12.7	18.7	18.6	16.1

(1)	We adopted the provisions of SFAS 123(R), “Share-Based Payment” effective at the beginning of fiscal 2006. As a result, the results of operations include incremental share-based compensation cost over what would have been recorded had we continued to account for share-based compensation under APB No. 25, “Accounting for Stock Issued to Employees.”

(2)	The fiscal year ended July 3, 2004 was a 53-week year.